

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

> **Re: Nerium Biotechnology, Inc.**
> **Form 20-FR12G/Amendment No. 3**
> **Filed March 3, 2011**
> **File No. 000-54051**

Dear Mr. Knocke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations
Three Months ending September 30, 2010 compared to three months ended September 30, 2009, page 28

1. We acknowledge your response to comment one. Your revised disclosure provides an overview of the factors, such as pricing changes and allocated overhead costs, that resulted in margin fluctuations over the last two years. However, your revised disclosure did not specifically address the significant changes in your margins for each period presented. Please revise disclosure to explain the fluctuations in your gross margin for each period presented, specifically addressing the significant increase in margins ranging from 47%-83% during 2010. In your discussion, please separately quantify the impact of the changes in the sales prices, sales volume, and average inventory cost.

Results of Operations for the Year Ending December 31, 2009, page 31

2. You state in your response to comment three that you record inventory at the lower of

cost and net realizable value, taking expiration dates into consideration when assessing the inventories' realizable value. However, in your response dated November 5, 2010, you state that you do not estimate the reserve prior to expiration because of Honduran law that prohibits you from writing off the expired inventories before they are inspected. If you do, in fact, take the expiration dates into consideration in recording inventories at the lower of cost and net realizable value, please tell us how you monitor the expiration date of inventories on hand and why, under your policy, it was reasonable for you to not write off the inventories until after they were expired. The fact that you do not have a history of inventories expiring on hand does not appear sufficient to justify carrying the inventories at above their net realizable value. If you do not estimate reserves for all or some inventories as you stated in your response dated November 5, 2010, please revise your disclosure to quantify the amount of expired inventories at each balance sheet date. In addition, please revise your inventory accounting policy to discuss the prohibitions on writing off inventory under Honduran law and how you account for and value the expired inventory recorded on your books that have not received the proper approvals for disposal as requested in our comment letter dated February 16, 2011.

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You may contact at Keira Ino at 202-551-3569 or Melissa Rocha at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at 202-551-3578 or Daniel Greenspan at 202-551-3623 with any other questions.

Sincerely,

Jeff Riedler
Assistant Director

cc: Hank Vanderkam, Esq.
        Vanderkam & Associates